June 21, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Mr. Kevin Woody, Accounting Branch Chief

RE: American Church Mortgage Company

Form 10-K

Filed March 30, 2012

File No. 000-25919

Ladies and Gentlemen:

This letter responds to your follow-up letter dated June 7, 2012. The responses address the Staff’s comments relating to American Church Mortgage Company’s (the “Company”) Form 10-K for the year ended December 31, 2011. For the Staff’s convenience, each response is preceded by the Staff Comment.

Real Estate Held for Sale, Page F-9

Comment 1. We have considered your response to our prior comment 1. Please tell us the difference between the marketed price and current carrying value of each property held for sale.

All of the Company’s property being held for sale is being carried at fair value which is the market price less any anticipated realtor fees.

With respect to your property in Battle Creek, Michigan, tell us how you have met all the requirements of ASC Topic 360-10-45-11c to continue to classify the property as held for sale. In particular, given that the market price was last reduced in 2006, explain to us how you determined that the property is actively being marketed at a price that is reasonable given the continued decline in the market.

We reiterate our position regarding property held for sale. The Company continues to consider foreclosed real estate as held for sale, regardless of the holding period, on the basis that the properties are being actively marketed at prices that the Company and its agent believe are reasonably related to their current value and sale represents the only practical disposition strategy for the Company and these special purpose facilities.   Moreover, the Company points out that the extended holding period is indicative of the fact that the market for these specific purpose facilities has been virtually non-existent during the current business cycle, not a function of any set selling price or the establishment of a selling price “above market.” The failure to sell a property within a year or reestablish a lower price is simply not an indication of a change in the Company’s strategy or the underlying value of the property; rather it is a reflection of the fact that during the past few years in this particular market there was no activity for this type of property.

Regardless of these factors, the Company periodically reviews and considers whether the offer price should be revised.

United States Securities and Exchange Commission

Division of Corporate Finance

June 21, 2012

The Company believes that the Battle Creek property is appropriately valued at $80,100 given the $316,700 appraisal value received in 2001 (of which $35,000 was attributed to the underlying real estate) and the fact that the Company, through its realtor, has received numerous inquiries regarding the property since 2006, but no viable offers have been made. The Company will continue to evaluate whether additional price reductions are appropriate in 2012 and subsequently, if necessary.

In your response tell us what the annual depreciation on the property would be if the property were reclassified from held for sale including any catch up adjustment that would be required at the time of transfer.

Our last appraisal of the Church property was completed in July 2001. The appraisal stated that the remaining life of the property was 40 years in July 2001. Based on a remaining useful life of the building of 30 years in 2011 and utilizing the current carrying value of $80,100, the annual depreciation would be $2,670 per year.

The Company believes that no catch up adjustment is required as the present carrying value is equal to the value the Company would have carried the property after adjusting the carrying value for impairment charges.

With respect to your property in Pine Bluff, Arkansas, explain to us how you determined it would be appropriate to classify the property as held for sale given that the property is occupied and generating rental revenue.

We reiterate our position above regarding property held for sale. As to the occupancy of the Pine Bluff property, the Company notes that the appraisal value of the property in 2000 was $360,000. The Company believes that occupancy and receipt of rental income is not germane to the Company’s attempt to resell the property. Active efforts are being made and it is simply coincidental that the prior owner desires to remain in occupancy and pay an immaterial amount of monthly rent. The total amount received as rent on this property during the calendar year 2011 was $11,000.

Additionally, tell us whether you have classified the rents received as discontinued operations.

We classify the rents received as “Interest and Other Income” shown on page F-4 of our Statement of Operations. The Company notes that its business operations are lending funds to religious organizations and owning bonds supported by such loans. The Company has not discontinued these operations and its business operations have remained unchanged since inception in 1994.

Finally, tell us what the annual deprecation on the property would be if the property were reclassified for held for sale including any catch up adjustment that would be required at the time of transfer.

The Company’s loan funded construction of a new worship facility with an expected life of 50 years. The Church’s new worship facility was completed in August 2000. Based on a 39 year life in 2011 and utilizing the current carrying value of $225,876, the annual depreciation would be $5,792 per year.

The Company believes that no catch up adjustment is required as the present carrying value is equal to the value the Company would have carried the property after adjusting the carrying value for impairment charges.

United States Securities and Exchange Commission

Division of Corporate Finance

June 21, 2012

Mortgage Loans Receivable and Bond Portfolio, page F-13

Comment 2. We have considered your response to our prior comment 2. We remain unclear how you have met all the disclosure requirements of ASC Topic 310-10-50. Please address the following:

Please revise your disclosure to clarify at what point a loan is declared to be in default and state that such loans are placed in non-accrual status.

We recently established a formal policy in which we will declare a loan to be in default whereupon the loan will be placed on non-accrual status when the following thresholds have been met:

i)	The borrower has missed three consecutive mortgage payments;
ii)	The borrower has not communicated to the Company any legitimate reason for delinquency in its payments to the Company and has not arranged for the re-continuance of payments;
iii)	Lines of communication to the borrower have broken down (i.e. phone calls not returned, returned certified mail) such that any reasonable prospect of rehabilitating the loan and return of regular payments is gone.

The Company does not believe that this policy is material to its financial statements or notes to the financial statements. However, the Company will disclose this policy in its Form 10-Q filing due August 15, 2012.

We are unclear what your policy is with respect to recording payments received on nonaccrual loans, and what your policy is for resuming accrual of interest on loans that have been placed in non-accrual status.

We recently established a policy in which we will accept payments received on nonaccrual loans as well as a policy for resuming accrual of interest on loans that have been placed on non-accrual status. These policies are as follows:

i)	We will accept payments on loans that are currently on nonaccrual status when a borrower has communicated to us that they intend to meet their mortgage obligations. A payment made on a non-accrual loan is considered a good faith deposit as to the intent to resume their mortgage payment obligation. This good faith deposit is credited back to interest first then principal as stated in the mortgage loan documentation.
ii)	A letter outlining the re-payment terms or the restructure terms (if any) of the loan is provided to the borrower. This letter will be signed by the Senior Pastor and all board members of the church (borrower). This letter resumes the obligation to make payments on non-accrual loans.
iii)	The borrower must meet all its payment obligations for the next 120 days without interruption in order to be removed from non-accrual status.

The Company does not believe that this policy is material to its financial statements or notes to the financial statements. However, the Company will disclose this policy in its next Form 10-Q filing due August 15, 2012.

United States Securities and Exchange Commission

Division of Corporate Finance

June 21, 2012

We are uncertain how where you have disclosed your policy for charging off uncollectible loans and trade receivables, and your policy for determining past due or delinquency status.

We recently established the following policy for determining when an uncollectable loan or trade receivable is charged off:

When a loan is declared in default by our policy or deemed to be doubtful of collection, the loan committee of the Advisor to the Company will direct the staff to write-off the uncollectable receivables. Details of the Advisory agreement can be found on page 8 in the Form 10-K for the year ended December 31, 2011.

The Company has a loan loss reserve policy which can be found on page 26 on Form 10-K for the year ended December 31, 2011. This loan loss reserve policy determines what the loan loss reserve for a particular loan shall be. This policy requires complex judgments and estimates (see above). Once a loan is declared to be in default, accrual of interest, past due payments and penalties cease. The Company does not write-off receivables from borrowers until a loan is declared to be in default.

Nondisclosure of the charge off policy is not material to the Company’s financial statements or notes to the financial statements. However, the Company will disclose this policy in its next Form 10-Q filing due August 15, 2012.

We remain unclear how you have met the disclosure requirement of ASC Topic 310-10-50-7A to “provide an analysis of the age of the recorded investment in financing receivable at the end of the reporting period that are past due, as determined by the entity’s policy.” Please explain to us how you have met this disclosure requirement or adjust your disclosure in future filings as necessary.

The Company will report, as a separate balance sheet item, the net amount of loans that have been declared in default and are on a non-accrual basis commencing with the Form 10-Q filing due August 15, 2012.

Please revise your disclosure in future filings to state that you consider all your loans to belong to one portfolio segment.

The Company will report that all of its loans belong to one portfolio segment commencing with the Form 10-Q filing due August 15, 2012.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing and acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporate Finance

June 21, 2012

You may contact, Mr. Scott J. Marquis, Chief Financial Officer and Treasurer at (952) 252-0909 or myself at (952) 252-0911 if you have any questions.

Sincerely,

/s/ Philip J. Myers
Philip J. Myers
Chief Executive Officer,
President and Director

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